April 30, 2018

FILED VIA EDGAR; ORIGINAL SENT VIA UPS

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:           Cecilia Blye

Chief, Office of Global Security Risk

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 30, 2017
Filed February 21, 2018

File No. 1-7685

Ladies and Gentlemen:

In connection with the comment contained in the March 27, 2018 letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) to Gregory S. Lovins, Senior Vice President and Chief Financial Officer of Avery Dennison Corporation (the “Company”), the Company’s response to the Staff’s comment is set forth below.

General

1.            In your letter to us dated July 20, 2015, you discussed contacts with Syria. Your disclosure states that you acquired the European business of Mactac in 2016. We located a news article reporting that Mactac Europe serves customers in regions including North Africa, a region that includes Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements.  Please also discuss the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Cecilia Blye, Chief, Office of Global Security Risk

April 30, 2018

The Company does not, to the best of its knowledge and belief, have operations or assets in Syria or Sudan.  Based on a review of information gathered for purposes of preparing this response, there were no sales, directly or indirectly, to distributors or other companies in Syria or Sudan since the Company’s letter to the Staff dated July 20, 2015, nor does the Company currently expect any future sales in either country, including sales to the governments thereof.

The Company believes that, because it has no contacts with Syria and Sudan, the information is not material to the Company and therefore no Form 10-K disclosure was required.  Furthermore, the Company believes that there is no material investment risk to the Company’s investors on this basis. The Company understands that investors have expressed a desire to divest from, or require specific reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism.  The Company does not believe that these measures have, to date, had a material impact on the Company’s reputation or the quoted market prices for the Company’s securities.

We appreciate the opportunity to respond to the Staff’s comment.  If you have any questions or require additional information regarding our response, please do not hesitate to contact the undersigned at (626) 304-2000.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer

cc:                  Mitchell R. Butier, President & CEO

Gregory S. Lovins, SVP & CFO

Susan C. Miller, SVP, General Counsel & Secretary